Filed by Holly Energy Partners, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Holly Energy Partners, L.P.

Commission File No: 001-32225

This filing relates to the proposed business combination transaction between Holly Energy Partners, L.P. (“HEP”) and HF Sinclair Corporation (“HF Sinclair” and such proposed business combination transaction, the “Proposed HF Sinclair Transaction”).

The following is an excerpt of the transcript of the first quarter 2023 joint earnings conference call conducted by HF Sinclair and HEP that was held on May 4, 2023 at 8:30 AM ET and made available on HF Sinclair’s website at www.hfsinclair.com and HEP’s website at www.hollyenergy.com. The excerpt of the transcript includes discussion of the Proposed HF Sinclair Transaction that occurred during the call. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. HEP believes that none of these are material.

Operator

Welcome to HF Sinclair Corporation and Holly Energy Partners Fourth Quarter 2022 [ph] Conference Call and Webcast. Hosting the call today is Tim Go, incoming Chief Executive Officer of HF Sinclair. He is joined by Atanas Atanasov, Chief Financial Officer; Steve Ledbetter, EVP of Commercial; Valerie Pompa, EVP of Operations; and Matt Joyce, SVP of Lubricants and Specialties; along with John Harrison, Chief Financial Officer of Holly Energy Partners.

[…]

Craig Biery – HF Sinclair Corporation – Vice President, Investor Relations

Thank you, Jack. Good morning, everyone, and welcome to HF Sinclair Corporation and Holly Energy Partners first quarter 2023 earnings call. This morning, we issued press releases announcing results for the quarter ending March 31, 2023. If you would like a copy of these press releases, you may find them on our website at hfsinclair.com and hollyenergy.com.

Before we proceed with remarks, please note the safe harbor disclosure statement in today’s press releases. In summary, it says statements made regarding management expectations, judgments or predictions are forward-looking statements. These statements are intended to be covered under the safe harbor provisions of federal securities laws. There are many factors that could cause results to differ from expectations, including those noted in our SEC filings.

The call also may include discussion of non-GAAP measures. Please see the earnings press releases for reconciliations to GAAP financial measures. Also, please note any time-sensitive information provided on today’s call may no longer be accurate at the time of any webcast replay or rereading of the transcript.

And with that, I’ll turn the call over to Tim Go.

Timothy Go – HF Sinclair Corporation – President and Chief Operating Officer

[…]

This morning, HF Sinclair made a nonbinding proposal to acquire all of the common units of Holly Energy Partners LP, not already owned by HF Sinclair, pursuant to a stock for unit merger transaction that would result in HEP becoming an indirect Holly owned subsidiary of HF Sinclair. We believe the proposed transaction simplifies our corporate structure, reduces costs and further supports the integration and optimization of our portfolio. Please refer to the separate press release for specifics related to this proposal.

[…]

QUESTIONS AND ANSWERS

Operator

[…]

Our first question comes from the line of Roger Read with Wells Fargo Securities. Your line is open.

Q – Roger Read – Wells Fargo Securities – Senior Energy Analyst

[…]

So I guess one question for me, starting with the proposed HEP consolidation, why now? And can you give us a little bit of the back and forth between the two entities in terms of determining the right value here and the decision to go all units — or excuse me, all stock for units instead of a combination of things?

A – Timothy Go – HF Sinclair Corporation – President and Chief Operating Officer

Yes. Roger, as Atanas mentioned earlier, we just put the proposal out last night. We’re not able to talk about it as — just because it’s a public negotiation. But what I can tell you is, we believe this proposed transaction simplifies our corporate structure, it reduces our costs, and it further supports the integration and optimization of our portfolio. It also provides an opportunity to unlock cash that is currently being held at the MLP level for LP distributions and debt reduction, and this cash will become available for DINO’s long-term capital allocation strategy.

[…]

Operator

Neal Mehta with Goldman Sachs. Your line is open.

[…]

Q – Neal Mehta – Goldman Sachs – Managing Director

My first question is related to return of capital. And just could you provide your latest thoughts in terms of the share repurchase program and a lower margin environment than where we were? And the latest thinking in your ability to repurchase those shares bilaterally from the Sinclair family as opposed to seeing these come through in the open market?

A – Atanas H. Atanasov – HF Sinclair Corporation – Executive Vice President and Chief Financial Officer

Neil, thanks for your question. This is Atanas. I’d like to start with, first of all, that we’re a capital return business, both the return of and on capital. And we’re committed to our long-term capital return strategy as well as our paid out ratio, as Tim indicated. While we’re still committed to this strategy, while our transaction with HEP is ongoing, that could impact pace, and we don’t guide on pace, but we remain committed to that strategy, and there’s really no change there.

A – Timothy Go – HF Sinclair Corporation – President and Chief Operating Officer

Yes. You look at our first quarter, Neil and we returned 14% cash return through our dividends and our share buybacks. 85% of net income is what that translates to. So we are on a good pace. We feel like this year is going to be another strong year for us. We’ve done direct buybacks with the family, as you pointed out, and we’ve done purchases in the open market. We believe that over the long-term, we’ll just continue to do similar things as opportunities arise. But as Atanas mentioned, we don’t comment on pace and amounts.

[…]

Operator

Our next question comes from the line of Doug Leggate with Bank of America. Your line is open.

[…]

Q – Kalei Akamine – Bank of America Merrill Lynch – Vice President

Hey good morning guys. This is actually Kalei on for Doug.

[…]

My second one is on HEP. And I know you guys can’t talk about the negotiation, but this is a bit more mechanical in nature. Post-merger, you guys are requiring the HEP balance sheet. So, I’m wondering what the consolidated leverage target is going forward.

A – Atanas H. Atanasov – HF Sinclair Corporation – Executive Vice President and Chief Financial Officer

Yeah. This is Atanas. Thanks for your question. First of all, I remind you that currently, folks like the rating agencies and everyone look at HEP as consolidated within Sinclair because we consolidate it. And on a go-forward basis, as now, we’re looking at around one turn of leverage.

Q – Kalei Akamine – Bank of America Merrill Lynch – Vice President

Sorry, that includes HEP?

A – Atanas H. Atanasov – HF Sinclair Corporation – Executive Vice President and Chief Financial Officer

Yeah.

Q – Kalei Akamine – Bank of America Merrill Lynch – Vice President

I appreciate that. Thank you.

Operator

Our next question comes from Manav Gupta with UBS. Your line is open.

Q – Manav Gupta – UBS – Executive Director

[…]

Since you announced the news in the morning, we have got repeatedly one question, and I’m just going to ask this because a lot of investors are asking us this question, and that is that we understand the logic of you trying to acquire HEP, but why not pull the trigger when your stock was $60, why pull that trigger today? This is a repeated question we have got from investors.

A – Atanas H. Atanasov – HF Sinclair Corporation – Executive Vice President and Chief Financial Officer

Yeah, hi there. This is Atanas again. I — one thing to keep in mind is that we were focused almost 100% on the integration of Sinclair, and — which took a lot of time, resources, efforts, back office, front office. And, obviously, being able to achieve the $100 million of synergies has taken tremendous effort across the organization. But our focus was primarily on the integration. So it was a matter of priorities. And as that integration is almost complete, we’re pointing our attention to this more strategic — with HEP.

A – Timothy Go – HF Sinclair Corporation – President and Chief Operating Officer

And I would just say that, Manav, again, we just started negotiations with HEP. And so obviously, we’ve got to be careful what we say. But we firmly believe this is a good time to go, and that’s where we’re going.

Q – Manav Gupta – UBS – Executive Director

Makes perfect sense. Thank you so much for your answers. Thank you.

Operator

Our next question comes from the line of Ryan Todd with Piper Sandler. Your line is open.

Q – Ryan Todd – Piper Sandler – Senior Research Analyst

Thanks. Sorry, one last follow-up on the HEP question before we leave it. For a number of years, I think the long-running position of the company was you wouldn’t take out the HEP shares until the accretion math works in your favor. Is that still the case, or is there enough in terms of cost savings, strategic benefits, are there enough to outweigh any potential dilution there?

A – Atanas H. Atanasov – HF Sinclair Corporation – Executive Vice President and Chief Financial Officer

Yeah. This is Atanas. As Tim indicated and I indicated earlier, we’re not going to comment on the specifics of the transaction as we’ve just made the offer and it’s under — obviously, under obviously on the negotiation. But we believe that over time, it will create value to our shareholders. And also we’ll point you that, as Tim indicated in his remarks, cash flow is a consideration for us as well.

A – Timothy Go – HF Sinclair Corporation – President and Chief Operating Officer

Yeah. Ryan, I would just mention, I put out three near-term priorities in my prepared remarks. We believe buying in the HEP business addresses all three of our priorities that are consistent; simplifying, integrating and cash flow. That’s why we’re doing this.

[…]

Operator

And our next question is from Jason Gabelman with TD Cowen. Your line is open.

Q – Jason Gabelman – TD Cowen – Director

Hi, good morning. Thanks for taking my questions. I want to go back to shareholder returns for a second. Two kind of related questions on that. First, I know the Sinclair family still owns a decent chunk that gives them two Board seats. Any indication if they want to hold — continue to hold the two seats are on and how you think about buybacks with that — with those levels of ownership that they would need. And then somewhat related to that, you had previously guided to a 50% payout ratio of cash starting in 2Q. Does that still hold in this environment, or are you thinking about that differently? Thanks.

A – Timothy Go – HF Sinclair Corporation – President and Chief Operating Officer

Thanks, Jason. Let me take your first question on the family. Obviously, we can’t speak for the family. We don’t know what their intent is, and we wouldn’t be able to speak for it. But what I can tell you is this has been published in the documents that when or if their share count drops below 15%, their two seats on the Board goes down to one seat on the board. So just so you know that is built into the deal. And I’ll turn it over to Atanas to talk about the capital return question.

A – Atanas H. Atanasov – HF Sinclair Corporation – Executive Vice President and Chief Financial Officer

Yeah. Jason, I guess the short answer is we still endorse our capital return strategy with our payout ratio target of 50%. We don’t guide on pace, obviously, with this transaction ongoing. And on the negotiation, there are periods we’re blacked out, but no change to our overall strategy and go with 50%.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains various “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. When used in this communication, words such as “anticipate,” “project,” “expect,” “will,” “plan,” “goal,” “forecast,” “strategy,” “intend,” “should,” “would,” “could,” “believe,” “may,” and similar expressions and statements regarding our plans and objectives for future operations or the Proposed HF Sinclair Transaction are intended to identify forward-looking statements. These forward-looking statements are based on our beliefs and assumptions and those of our general partner using currently available information and expectations as of the date hereof, are not guarantees of future performance and involve certain risks and uncertainties, including those contained in our filings with the Securities and Exchange Commission (the “SEC”). Although we and our general partner believe that such expectations reflected in such forward-looking statements are reasonable, neither we nor our general partner can give assurance that our expectations will prove to be correct. All statements concerning our expectations for future results of operations are based on forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected or expected. Certain factors could cause actual results to differ materially from results anticipated in the forward-looking statements. These factors include, but are not limited to:

•

the negotiation and execution, and the terms and conditions, of a definitive agreement relating to the Proposed HF Sinclair Transaction and the ability of HF Sinclair or HEP to enter into or consummate such agreement;

•	the risk that the Proposed HF Sinclair Transaction does not occur;

•	negative effects from the pendency of the Proposed HF Sinclair Transaction;

•	failure to obtain the required approvals for the Proposed HF Sinclair Transaction;

•	the time required to consummate the Proposed HF Sinclair Transaction;

•	the focus of management time and attention on the Proposed HF Sinclair Transaction and other disruptions arising from the Proposed HF Sinclair Transaction;

•

the demand for and supply of crude oil and refined products, including uncertainty regarding the effects of the continuing COVID-19 pandemic on future demand and increasing societal expectations that companies address climate change;

•

risks and uncertainties with respect to the actual quantities of petroleum products and crude oil shipped on our pipelines and/or terminalled, stored or throughput in our terminals and refinery processing units;

•

the economic viability of HF Sinclair, our other customers and our joint ventures’ other customers, including any refusal or inability of our or our joint ventures’ customers or counterparties to perform their obligations under their contracts;

•	the demand for refined petroleum products in the markets we serve;

•	our ability to purchase operations and integrate the operations we have acquired or may acquire, including the acquired Sinclair Transportation Company LLC business;

•	our ability to complete previously announced or contemplated acquisitions;

•	the availability and cost of additional debt and equity financing;

•

the possibility of temporary or permanent reductions in production or shutdowns at refineries utilizing our pipelines, terminal facilities and refinery processing units, due to reductions in demand, accidents, unexpected leaks or spills, unscheduled shutdowns, infection in the workforce, weather events, civil unrest, expropriation of assets, and other economic, diplomatic, legislative, or political events or developments, terrorism, cyberattacks, or other catastrophes or disruptions affecting our operations, terminal facilities, machinery, pipelines and other logistics assets, equipment, or information systems, or any of the foregoing of our suppliers, customers, or third-party providers or lower gross margins due to the economic impact of the COVID-19 pandemic, inflation and labor costs, and any potential asset impairments resulting from or the failure to have adequate insurance coverage for or receive insurance recoveries from, such actions;

•

the effects of current and future government regulations and policies, including the effects of current and future restrictions on various commercial and economic activities in response to the COVID-19 pandemic and increases in interest rates;

•	delay by government authorities in issuing permits necessary for our business or our capital projects;

•	our and our joint venture partners’ ability to complete and maintain operational efficiency in carrying out routine operations and capital construction projects;

•	the possibility of terrorist or cyberattacks and the consequences of any such attacks;

•

uncertainty regarding the effects and duration of global hostilities, including the Russia-Ukraine war, and any associated military campaigns which may disrupt crude oil supplies and markets for refined products and create instability in the financial markets that could restrict our ability to raise capital;

•	general economic conditions, including economic slowdowns caused by a local or national recession or other adverse economic condition, such as periods of increased or prolonged inflation;

•	the impact of recent or proposed changes in the tax laws and regulations that affect master limited partnerships; and

•	other financial, operational and legal risks and uncertainties detailed from time to time in our SEC filings.

Additional Information and Where You Can Find It

This communication does not constitute a solicitation of any vote or approval with respect to the Proposed HF Sinclair Transaction. This communication relates to a proposed business combination between HF Sinclair and HEP. In connection with the Proposed HF Sinclair Transaction, subject to further developments and if a transaction is agreed, HF Sinclair and HEP expect to file a proxy statement and other documents with the SEC. INVESTORS AND SECURITYHOLDERS OF HF SINCLAIR AND HEP ARE ADVISED TO CAREFULLY READ ANY PROXY STATEMENT AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR MAY BE FILED WITH THE SEC (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED HF SINCLAIR TRANSACTION, THE PARTIES TO THE PROPOSED HF SINCLAIR TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED HF SINCLAIR TRANSACTION. Any definitive proxy statement, if and when available, will be sent to securityholders of HF Sinclair and HEP relating to the Proposed HF Sinclair Transaction. Investors and securityholders may obtain a free copy of such documents and other relevant documents (if and when available) filed by HF Sinclair or HEP with the SEC from the SEC’s website at www.sec.gov. Securityholders and other interested parties will also be able to obtain, without charge, a copy of such documents and other relevant documents (if and when available) from HF Sinclair’s website at www.hfsinclair.com under the Investor Relations tab or from HEP’s website at www.hollyenergy.com on the Investors page.

Participants in the Solicitation

HF Sinclair, HEP and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of consents in respect of the Proposed HF Sinclair Transaction. Information about these persons is set forth in HF Sinclair’s proxy statement relating to its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2023; HF Sinclair’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023; HEP’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. Securityholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ securityholders generally, by reading the proxy statement and other relevant documents regarding the Proposed HF Sinclair Transaction (if and when available), which may be filed with the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.